Exhibit T3E.4

AMENDED AND RESTATED PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions.

In this Plan of Arrangement, unless otherwise stated or unless the context otherwise requires:

(a)
"Advisors" means Bennett Jones LLP, in its capacity as legal advisor to the Initial Consenting Creditors, and Moelis & Company, in its capacity as financial advisor to the Initial Consenting Creditors;

(b)	"Affected Unsecured Debt" means, as at the relevant time, collectively, (i) the Credit Facility Debt and (ii) the MTN Notes;
(c)
"Arrangement" means the arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations made thereto in accordance with this Plan of Arrangement or made at the direction of the Court;

(d)	"Arrangement Agreement" means the Arrangement Agreement dated July 23, 2012, among YMI, New YMI and YPG, as may be amended, restated, varied, modified or supplemented from time to time;
(e)	"Business Day" means a day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Montréal, Québec and Toronto, Ontario;
(f)	"Canpages" means Canpages Inc., a CBCA corporation;
(g)	"CBCA" means the Canada Business Corporations Act, R. S. C. 1985, c. C-44, as now in effect and as it may be amended from time to time prior to the Effective Date;
(h)	"CDS" means CDS Clearing and Depository Services Inc. or any successor thereof;

(i)
"Certificate" means the certificate giving effect to the Arrangement, which shall be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the articles of arrangement in accordance with section 262 of the CBCA;

(j)	" Common Shares" means the common shares in the capital of YMI;
(k)
"Companies Released Parties" means, collectively, YMI, New YMI, the Credit Facility Guarantors, the MTN Guarantors and their respective Subsidiaries and affiliates and their respective present and former shareholders, officers, directors, trustees, employees, auditors, financial advisors, legal counsel and agents;

(l)
"Convertible Debenture Indenture" means the trust indenture dated July 8, 2010, among YMI, Yellow Pages Income Fund, YPG Trust and YPG LP and the Convertible Debenture Trustee in respect of the Convertible Debentures, as supplemented by the first supplemental trust indenture dated November 1, 2010 between YMI and the Convertible Debenture Trustee;

(m)	"Convertible Debenture Trustee" means BNY Trust Company of Canada, or any successor thereof;
(n)	"Convertible Debentureholders" means the legal and/or beneficial holders of the Convertible Debentures as at the relevant time;
(o)	"Convertible Debentures" means the 6.25% convertible unsecured subordinated debentures of YMI due October 1, 2017 issued pursuant to the Convertible Debenture Indenture;
(p)	"Court" means the Superior Court of Québec, Commercial Division;
(q)	"Credit Agreement" means the second amended and restated credit agreement, dated September 28, 2011, among, inter alia, YMI, as borrower, the Credit Facility Agent and the Credit Facility Lenders;
(r)	"Credit Facility Agent" means the Bank of Nova Scotia, as administrative agent, pursuant to the Credit Agreement, or any successor thereof;
(s)	"Credit Facility Debt" means all amounts owing to the Credit Facility Lenders on account of principal pursuant to and under the Credit Agreement as at the relevant time;

(t)	"Credit Facility Guarantors" means, collectively, YPG, YPG USA, YPG LLC, Canpages, W2W;
(u)	"Credit Facility Lenders" means the "Lenders" (as defined under the Credit Agreement) as at the relevant time;
(v)	"Director" means the Director appointed under Section 260 of the CBCA;
(w)	"Distribution Record Date" means the close of business on the day that is three Business Days before the Effective Date;
(x)	"Effective Date" means the date shown on the Certificate, such date to be the date this Plan of Arrangement is implemented;
(y)
"Entitlements" means all legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person (i) with respect to or arising out of, or in connection with, the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares, the Preferred Shares, the Existing Common Shares, the Common Shares and any other equity interest in YMI, as applicable (including any guarantees granted in respect of, or pursuant to, the foregoing) and (ii) to acquire or receive any of the foregoing;

(z)
"Existing Common Shares" means the Common Shares issued and outstanding as at the relevant time, including, for greater clarity, any Common Shares issued to the Convertible Debentureholders upon exchange or conversion of the Convertible Debentures pursuant to this Plan of Arrangement or otherwise;

(aa)	"Existing Debtholders" means, collectively, the Credit Facility Lenders and the MTN Holders;
(bb)
"Existing Preferred Shares" means, collectively, (i) the 4.25% Cumulative Redeemable First Preferred Shares, Series 1 of YMI, (ii) the 5.00% Cumulative Redeemable First Preferred Shares, Series 2 of YMI, (iii) the Cumulative Rate Reset First Preferred Shares, Series 3 of YMI, (iv) the Cumulative Floating Rate First Preferred Shares, Series 4 of YMI, (v) the Cumulative Rate Reset First Preferred Shares, Series 5 of YMI, (vi) the Cumulative Floating Rate First Preferred Shares, Series 6 of YMI and (vii) the Cumulative Exchangeable First Preferred Shares, Series 7 of YMI; in each case issued and outstanding as at the relevant time;

(cc)
"Existing Shareholders" means, collectively, the holders of Existing Common Shares (including, for greater clarity, Convertible Debentureholders upon exchange of their Convertible Debentures into Common Shares pursuant to this Plan of Arrangement) and the holders of Existing Preferred Shares;

(dd)
"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, providing, among other things, that the Arrangement is fair and reasonable to all affected parties and that the releases in favour of the Companies Released Parties and the Securityholders' Released Parties be given in accordance with this Plan of Arrangement;

(ee)	"Governance Memorandum" means the governance memorandum attached to the Support Agreement;
(ff)
"Governmental Entity" means (i) any international, multinational, national, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the TSX), automated quotation system, self-regulatory authority or securities regulatory authority;

(gg)	"Initial Consenting Creditors" means the MTN Holders who executed and became parties to the Support Agreement on July 23, 2012;
(hh)	"Interim Order" means the interim order of the Court dated July 23, 2012 pursuant to Section 192 of the CBCA, as the same may be amended from time to time by the Court;
(ii)
"Law" or "Laws" means (i) all constitutions, treaties, laws, statutes, codes, ordinances, principles of common law, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, directions, sanctions and awards of any Governmental Entity, and (iii) all policies, practices and guidelines of any Governmental Entity which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law or which establish the interpretative position of the Law by such Governmental Entity, in each case binding on or affecting the Party or Person referred to in the context in which such word is used;

(jj)
"Meetings" means, collectively, (i) the meeting (the "Debtholders' Meeting") of the Credit Facility Lenders, the MTN Holders and those Convertible Debentureholders that have exercised the election to opt-out of the Shareholders' Meeting and attend and vote at the Debtholders' Meeting and (ii) the meeting (the "Shareholders' Meeting") of the Existing Shareholders (other than those Convertible Debentureholders that have exercised the election to opt-out of the Shareholders' Meeting and attend and vote at the Debtholders' Meeting), in each case in accordance with the provisions of the Interim Order, and includes any adjournment, postponement or other rescheduling of such meetings;

(kk)	"MTN Guarantors" means, collectively, Canpages, YPG, YPG LLC, YPG USA and W2W;
(ll)	"MTN Holders" means the legal and/or beneficial holders of the MTN Notes, as at the relevant time;
(mm)
"MTN Indenture" means the trust indenture, dated April 21, 2004, among YPG Holdings Inc., the MTN Trustee, Yellow Pages Income Fund, YPG LP and YPG, in respect of the MTN Notes, as supplemented by the first supplemental trust indenture dated November 1, 2010 among YMI, YPG and the MTN Trustee;

(nn)
"MTN Notes" means, collectively, (i) the 5.71% Medium Term Notes, Series 2, due April 21, 2014 issued by YMI, (ii) the 5.85% Medium Term Notes, Series 3, due November 18, 2019 issued by YMI, (iii) the 5.25% Medium Term Notes, Series 4, due February 15, 2016 issued by YMI, (iv) the 6.25% Medium Term Notes, Series 5, due February 15, 2036 issued by YMI, (v) the 7.30% Medium Term Notes, Series 7, due February 2, 2015 issued by YMI, (vi) the 6.85% Medium Term Notes, Series 8, due December 3, 2013 issued by YMI, (vii) the 6.50% Medium Term Notes, Series 9, due July 10, 2013 issued by YMI, and (viii) the 7.75% Medium Term Notes, Series 10, due March 2, 2020 issued by YMI;

(oo)	"MTN Trustee" means CIBC Mellon Trust Company, or any successor thereof;
(pp)	"New Employee Incentive Plan" means the new employee incentive plan implementing the new employee incentive plan described in the management proxy circular dated July 30, 2012;

(qq)
"New Senior Note Indenture" means the indenture in respect of the New Senior Notes among, inter alia, YMI (or, alternatively, if the steps set forth in Section  4.3 are implemented, New YMI) and the New Senior Note Trustee, to be dated as of the Effective Date, implementing the description of the New Senior Note Indenture attached to the Support Agreement;

(rr)	"New Senior Note Trustee" means collectively BNY Trust Company of Canada as Canadian trustee and The Bank of New York Mellon as U.S trustee, or any successors thereof;
(ss)
"New Senior Notes" means the 9% Senior Secured Notes due November 30, 2018 in the principal amount of $750 million issued by YMI (or, alternatively, if the steps set forth in Section 4.3 are implemented, by New YMI), such notes to be governed by the New Senior Note Indenture;

(tt)	"New Senior Security Agreements" means all guarantees and security agreements contemplated under the New Senior Note Indenture;
(uu)
"New Subordinated Debenture Indenture" means the indenture in respect of the New Subordinated Debentures among, inter alia, YMI (or, alternatively, if the steps set forth in Section 4.3 are implemented, New YMI) and the New Subordinated Debenture Trustee, to be dated as of the Effective Date, implementing the description of the New Subordinated Debenture Indenture attached to the Support Agreement;

(vv)	"New Subordinated Debenture Trustee" means BNY Trust Company of Canada, or any successor thereof;
(ww)
"New Subordinated Debentures" means the exchangeable subordinated debentures due November 30, 2022 in the principal amount of $100 million issued by YMI (or, alternatively, if the steps set forth in Section 4.3 are implemented, convertible subordinated debentures due November 30, 2022 in the principal amount of $100 million issued by New YMI), such debentures to be governed by the New Subordinated Debenture Indenture;

(xx)	"New Subordinated Guarantees Agreements" means all guarantees agreements contemplated under the New Subordinated Debenture Indenture;
(yy)	"New YMI" means 8254320 Canada Inc., a CBCA corporation;

(zz)	"New YMI Common Shares" means the common shares in the capital of New YMI;
(aaa)	"Newco1" means 8254338 Canada Inc., a CBCA corporation;
(bbb)	"Non-Revolving Facility" means the $250 million non-revolving tranche under the Credit Agreement maturing on February 18, 2013;
(ccc)
"Obligations" means all obligations, liabilities and indebtedness of the YMI Companies under the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares and the Existing Common Shares as at the Effective Date, including the obligations, liabilities and indebtedness of the YMI Companies as guarantors under the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes and the MTN Indenture;

(ddd)	"Order" means any order of the Court relating to the Recapitalization, including the Interim Order and the Final Order;
(eee)
"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(fff)
"Plan of Arrangement" means this amended and restated plan of arrangement pursuant to Section 192 of the CBCA, as amended, restated, varied, modified or supplemented (including by the Step Confirmation Notice, if any) from time to time, in accordance with the terms herein;

(ggg)	"Preferred Shares" means the cumulative redeemable first preferred shares in the capital of YMI;
(hhh)	"Recapitalization" means the recapitalization of the YMI Companies as set out in this Plan of Arrangement and the transactions contemplated herein;

(iii)	"Revolving Facility" means the $250 million revolving tranche under the Credit Agreement maturing on February 18, 2013;
(jjj)
"Securityholders' Released Parties" means, collectively, the Credit Facility Lenders, the Credit Facility Agent, the MTN Holders, the MTN Trustee, the Convertible Debentureholders, the Convertible Debenture Trustee, the Existing Shareholders, and their respective Subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents;

(kkk)
"Step Confirmation Notice" means the notice, if any, provided by YMI prior to the date of the hearing for the Final Order, such notice to contain nothing other than a statement specifying that the steps and transactions set forth in Section 4.3 are to be implemented by the YMI Companies in lieu of the steps and transactions set forth in Section 4.2;

(lll)	"Subsidiaries" means "subsidiaries" as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;
(mmm)
"Support Agreement" means the support agreement and all schedules attached thereto among, inter alia, YMI and certain MTN Holders (whether as original signatories or by way of joinder agreements), pursuant to which, inter alia, such MTN Holders have agreed to support and vote in favour of the Recapitalization, subject to the terms and conditions specified therein;

(nnn)	"TSX" means The Toronto Stock Exchange;
(ooo)	"W2W" means Wall2Wall Media Inc., a CBCA corporation;
(ppp)
"Warrant Indenture" means the warrant indenture in respect of the Warrants among New YMI and the warrant indenture trustee, to be dated as of the Effective Date, substantially in the form and substance attached to the Support Agreement;

(qqq)
"Warrants" means the warrants to purchase one New YMI Common Share per warrant at an exercise price equal to $29.25 with a term of 10 years issued by New YMI, such warrants to be governed by the Warrant Indenture;

(rrr)	"YMI" means Yellow Media Inc., a CBCA corporation;

(sss)
"YMI First Ranking Preferred Shares" means the new voting preferred shares in the capital of YMI to be created by amendment to the articles of YMI and entitling its holder to one vote per preferred share and a first-ranking liquidation preference for an amount per share equal to the consideration received by YMI for such share at the time of its issuance;

(ttt)	"YMI Companies" means YMI, New YMI and their direct and indirect Subsidiaries;
(uuu)	"YPG" means Yellow Pages Group Corp., a CBCA corporation;
(vvv)	"YPG Notes" means, at any relevant time, all outstanding interest bearing promissory notes issued by YPG in favour of YMI;
(www)	"YPG LLC" means Yellow Pages Group, LLC, a Delaware company; and
(xxx)	"YPG USA" means YPG (USA) Holdings, Inc., a Delaware company.

1.2	Other Defined Terms.

In addition to the defined terms in Section 1.1, each of the following capitalized terms shall have the meaning ascribed thereto in the corresponding sections:

Term	Section

Claims	6.4
Convertible Debenture Trustee Fees	3.1(b)
Credit Facility Agent Fees	2.3
Debtholders' Consideration	2.2
Debtholders' Meeting	1.1(jj)
Interest Payments	2.1(a)
MTN Trustee Fees	2.3
RSUs	4.2(c)
Shareholders' Consideration	3.2(b)
Shareholders' Meeting	1.1(jj)

1.3	Currency.

Unless otherwise specified, all references to dollars or to $ are expressed in Canadian currency.

1.4	Accounting Terms.

All accounting terms used in this Plan of Arrangement are to be interpreted in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

1.5	Articles of Reference.

The terms "hereof", "hereunder", "herein" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, clause or paragraph of this Plan of Arrangement and include any agreements supplemental hereto. In this Plan of Arrangement, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan of Arrangement.

1.6	Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections, subsections, clauses and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.7	Date for Any Action.

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.8	Time.

All times expressed herein are local time in Montreal, Québec, Canada unless otherwise stipulated.

1.9	Number, etc.

In this Plan of Arrangement, where the context requires, (i) a word importing the singular number shall include the plural and vice versa; (ii) a word or words importing gender shall include all genders and (iii) the words "including" and "includes" mean "including (or includes) without limitation".

1.10	Statutory References.

Except as provided herein, any reference in this Plan of Arrangement to a statute includes all rules, regulations and policies made pursuant to such statute in force from time to time and, unless otherwise specified, the provisions of any statute, regulation, rule or policy which amends, supplements, replaces or supersedes any such statute, regulation, rule or policy.

1.11	Successors and Assigns.

This Plan of Arrangement shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan of Arrangement.

1.12	Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the Laws of Québec and the federal Laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2
TREATMENT OF EXISTING DEBTHOLDERS

2.1	Payment of Interest under the Credit Agreement and the MTN Notes.

(a)	On the Effective Date, in accordance with the steps and sequences set forth in this Plan of Arrangement, YMI shall pay, in cash, the following (collectively, the "Interest Payments"):
	(i)	in respect of the Credit Agreement, any accrued and unpaid interest as at (but not including) the Effective Date under the Credit Agreement to the Credit Facility Lenders; and
(ii)
in respect of the MTN Notes and the MTN Indenture, any accrued and unpaid interest as at (but not including) the Effective Date under the MTN Notes and the MTN Indenture to the MTN Holders (based on the interest payment provided for each series of MTN Notes to the holders of such series).

(b)
Other than pursuant to Sections 2.1(a) and 2.2(a), no payment of any kind, including of interest, default interest, excess interest, compound interest, special interest, additional amounts, fees, expenses, costs, charges, make-whole payments, penalties or any such other similar amounts, whether imposed in connection with a payment failure or a prepayment or otherwise, shall be payable to the Existing Debtholders.

2.2	Treatment of Existing Debtholders.

(a)
On the Effective Date, in accordance with the steps and sequences set forth in this Plan of Arrangement, each Existing Debtholder shall receive, in exchange for all of its right, title and interest in and to the Affected Unsecured Debt, its share, pro rata to the principal amount of its Affected Unsecured Debt, of the following (the "Debtholders' Consideration"):

	(i)	the New Senior Notes;
	(ii)	the New Subordinated Debentures;
	(iii)	approximately 23,062,947 New YMI Common Shares.; and
	(iv)	$250 million in cash.
(b)
Each Existing Debtholder shall and shall be deemed to irrevocably and finally exchange all of its right, title and interest in and to its Affected Unsecured Debt for its pro rata share (based on its principal amount of Affected Unsecured Debt) of the Debtholders' Consideration. The pro rata share of the Debtholders' Consideration paid, delivered and issued to the Existing Debtholders (along with the payment of accrued and unpaid interest pursuant to Section 2.1(a)) shall be, and shall be deemed to be, received by the Existing Debtholders in full and final consideration for the exchange of the Affected Unsecured Debt.

2.3	Payment of Credit Facility Agent and MTN Trustee Fees

On the Effective Date, in accordance with the steps and sequences set forth in this Plan of Arrangement, YMI shall pay, in cash, the following:

(a)
the reasonable fees and expenses, as incurred as at (but not including) the Effective Date, of the Credit Facility Agent (as consented by the YMI Companies, acting reasonably), strictly in its capacity as administrative agent under the Credit Agreement, subject to Section 12.5(a) of the Credit Agreement and any applicable contractual arrangement (the "Credit Facility Agent Fees"); and

(b)
the reasonable fees and expenses, as incurred as at (but not including) the Effective Date, of the MTN Trustee (as consented by the YMI Companies, acting reasonably), strictly in its capacity as trustee under the MTN Indenture, subject to Section 7.1(e) of the MTN Indenture and any applicable contractual arrangement (the "MTN Trustee Fees").

2.4	Extinguishment of Affected Unsecured Debt, etc.

Pursuant to the Arrangement and in accordance with the steps and sequences set forth in this Plan of Arrangement and immediately following the exchange of the Affected Unsecured Debt pursuant to Section 2.2, the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes, the MTN Indenture (except solely, in the case of the Credit Agreement and the MTN Indenture, to the extent necessary to effect distributions to the Credit Facility Lenders or beneficial holders of the MTN Notes, respectively, pursuant to Section 4.7) and all Obligations and Entitlements related thereto shall be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise.

ARTICLE 3
TREATMENT OF EXISTING SHAREHOLDERS

3.1	Exchange and Extinguishment of Convertible Debentures.

(a)
On the Effective Date, in accordance with the steps and sequences set forth in this Plan of Arrangement, each Convertible Debentureholder shall and shall be deemed to irrevocably and finally exchange all of its right, title and interest in and to the Convertible Debentures for Common Shares on the basis of 50 Common Shares for each $100 in principal amount of Convertible Debentures (fractional shares being disregarded). Upon such exchange, and in accordance with the steps and sequences set forth in this Plan of Arrangement, each holder of such Existing Common Shares for which the Convertible Debentures shall have been exchanged shall be entitled to its pro rata share of the Shareholders' Consideration as provided in Section 3.2. Pursuant to the Arrangement and in accordance with the steps and sequences set forth in this Plan of Arrangement and immediately following the exchange of the Convertible Debentures pursuant to this Section 3.1(a), the Convertible Debentures and the Convertible Debenture Indenture (except solely, in the case of the Convertible Debenture Indenture, to the extent necessary to effect distributions pursuant to Section 4.7) and all Obligations and Entitlements related to the Convertible Debentures and the Convertible Debenture Indenture shall be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise.

(b)
On the Effective Date, in accordance with the steps and sequences set forth in this Plan of Arrangement, YMI shall pay, in cash, the reasonable fees and expenses, as incurred as at (but not including) the Effective Date, of the Convertible Debenture Trustee (as consented by the YMI Companies, acting reasonably), strictly in its capacity as trustee under the Convertible Debenture Indenture, subject to Section 10.2 of the Convertible Debenture Indenture and any applicable contractual arrangement (the "Convertible Debenture Trustee Fees").

(c)	Other than pursuant to Sections 3.1(a), 3.1(b) and 3.2(b), no payment of any kind, including of interest, default interest, excess interest, compound interest, special interest, additional amounts, fees, expenses, costs, charges, make-whole payments, penalties or any such other similar amounts, whether imposed in connection with a payment failure or a prepayment or otherwise, shall be payable to the Convertible Debentureholders or in respect of the Convertible Debentures. For greater certainty, any claim in respect of accrued interest on Convertible Debentures converted into Common Shares in accordance with the terms of the Convertible Debenture Indenture prior to the Effective Date shall also be irrevocably and finally settled, terminated, extinguished, cancelled and eliminated, as applicable, without the need of any further payment or otherwise.

3.2	Treatment of Existing Shareholders.

(a)	For purposes of calculating the pro rata share of each Existing Shareholder under this Section 3.2:
(i)
the Existing Preferred Shares shall be treated as if they had been converted into Existing Common Shares (whether or not specifically convertible) on the following basis (any resulting fractional shares being disregarded): (x) each Existing Preferred Share other than the Cumulative Exchangeable First Preferred Shares, Series 7 shall be considered to be the equivalent of 12.5 Existing Common Shares, and (y) each Cumulative Exchangeable First Preferred Shares, Series 7 shall be considered to be the equivalent of 3.75 Existing Common Shares; and

(ii)
for greater clarity, the Existing Common Shares shall include Common Shares issued or issuable upon conversion of, or in exchange for, the Convertible Debentures (whether pursuant to the terms of the Convertible Debenture Indenture or this Plan of Arrangement).

(b)
On the Effective Date, in accordance with the steps and sequence set forth in this Plan of Arrangement, each Existing Shareholder shall receive its pro rata share of approximately 4,892,140 New YMI Common Shares and 2,795,509 Warrants (collectively, the "Shareholders' Consideration").

(c)
Each Existing Shareholder shall and shall be deemed to irrevocably and finally exchange, if applicable in accordance with the steps and sequences set forth in Section 4.2 of this Plan of Arrangement, all of its right, title and interest in and to the Existing Preferred Shares and the Existing Common Shares for its pro rata share of the Shareholders' Consideration. The pro rata share of the Shareholders' Consideration delivered and issued to the Existing Shareholders shall be, and shall be deemed to be, received by the Existing Shareholders in full and final consideration for the Existing Preferred Shares and the Existing Common Shares.

3.3	Cancellation of Existing Preferred Shares and Existing Common Shares and etc.

Pursuant to the Arrangement and in accordance with the steps and sequences set forth in this Plan of Arrangement, and upon the exchange of the Existing Preferred Shares and the Existing Common Shares pursuant to Step 4.2(j) or, alternatively, if the steps set forth in Section 4.3 are implemented, upon the liquidation pursuant to Step 4.3(k), the Existing Preferred Shares and the Existing Common Shares and all Obligations and Entitlements related thereto shall be irrevocably and finally extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise.

3.4	Share Capital of New YMI upon Implementation of this Plan of Arrangement.

After giving effect to this Plan of Arrangement, the issued and outstanding share capital of New YMI shall consist only of approximately 27,955,087 New YMI Common Shares and 2,795,509 Warrants. All New YMI Common Shares issued and outstanding as a result of the application of this Plan of Arrangement shall be deemed issued and outstanding as fully-paid and non-assessable. The amount added to the stated capital of the New YMI Common Shares issued in accordance with this Plan of Arrangement shall be equal to the fair market value of the consideration received by New YMI for the issuance of such New YMI Common Shares.

ARTICLE 4
MEANS FOR IMPLEMENTATION OF THE ARRANGEMENT

4.1	Preliminary Steps Prior to the Arrangement.

The Arrangement described in Section 4.2 is subject to the prior satisfaction or performance of the following preliminary steps prior to the Effective Date as condition precedent to the implementation of this Plan of Arrangement:

(a)	YMI transfers to Newco1 the YPG Notes (with the exception of certain selected YPG Notes, as determined by YMI) in consideration for 100 common shares in the capital of Newco1;
(b)	YMI transfers all of the shares it holds in the capital of Newco1 to YPG in consideration for one common share in the capital of YPG;
(c)	the stated capital of the common shares of Newco1 is reduced to $1 without any payment; and
(d)	Newco1 is liquidated into YPG and shall be dissolved as soon as practicable thereafter by the filing of articles of dissolution.

4.2	Steps of the Arrangement.

On the Effective Date, the following shall be deemed to occur as the steps of the Arrangement, in the following order and sequence, without any further act or formality:

(a)	the articles of YMI are amended to (i) create the YMI First Ranking Preferred Shares and (ii) amend the name of YMI to "YPG Financing Inc.";
(b)	the articles of New YMI are amended to (i) fix the minimum number of directors to three and (ii) amend the name of New YMI to "Yellow Media Ltd.";
(c)
the holders of restricted share units ("RSUs") under the Restricted Share Unit Plan of YMI surrender their RSUs in consideration for the payment in cash of the volume weighted average price of the underlying Existing Common Shares for the five trading days immediately preceding the day before the Effective Date. YPG, as administrator of the Restricted Share Unit Plan, instructs the trustee to donate the Existing Common Shares it holds in connection with the Restricted Share Unit Plan to YMI for cancellation for no consideration. The outstanding options issued under the Management Stock Options Plan of YMI and the 2010 Stock Option Plan of YMI are cancelled for no consideration;

(d)
the Management Stock Options Plan of YMI, the 2010 Stock Option Plan of YMI, the Restricted Share Unit Plan of YMI and the Deferred Share Unit Plan of YMI and all rights under such plans are terminated, extinguished and cancelled;

(e)
as described in Section 3.1, the Convertible Debentures of each Convertible Debentureholder are exchanged for Common Shares on the basis of 50 Common Shares for each $100 of principal amount of Convertible Debentures exchanged and the Convertible Debentures and the Convertible Debenture Indenture, including the covenants thereof, (except solely, in the case of the Convertible Debenture Indenture, to the extent necessary to effect distributions pursuant to Section 4.7) and all Obligations and Entitlements related to the Convertible Debentures and the Convertible Debenture Indenture, are irrevocably and finally terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise;

(f)	as described in Sections 2.1, 2.3 and 3.1(b), YMI pays the Interest Payments, the Credit Facility Agent Fees, the MTN Trustee Fees and the Convertible Debenture Trustee Fees;

(g)
as described in Section 2.2, the Credit Facility Debt and the MTN Notes are exchanged by YMI in consideration for the pro rata share of the Debtholders' Consideration; it being understood, for greater certainty, that (x) the New Senior Notes are issued by YMI, (y) the New Subordinated Debentures consist of exchangeable subordinated debentures issued by YMI and (z) the New YMI Common Shares are issued by New YMI for the benefit and on behalf of YMI;

(h)
in consideration for approximately 23,062,947 New YMI Common Shares issued and delivered to the Existing Debtholders by New YMI for the benefit and on behalf of YMI, YMI issues to New YMI 1,000 YMI First Ranking Preferred Shares to New YMI and a demand promissory note with an aggregate fair market value equal to such New YMI Common Shares issued to the Existing Debtholders;

(i)
the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes and the MTN Indenture, including the covenants thereof, (except solely, in the case of the Credit Agreement and the MTN Indenture, to the extent necessary to effect distributions to the Credit Facility Lenders or beneficial holders of the MTN Notes, respectively, pursuant to Section 4.7) and all Obligations and Entitlements related thereto, are irrevocably and finally terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise;

(j)	as described in Section 3.2:
	(i)	the Existing Preferred Shares are exchanged and cancelled by YMI for the pro rata share of the Shareholders' Consideration;
(ii)
the Existing Common Shares (including for greater certainty the Existing Common Shares issued pursuant to Step 4.2(e) above) are exchanged and cancelled by YMI for the pro rata share of the Shareholders' Consideration; and

	(iii)	the Existing Preferred Shares and the Existing Common Shares, and all Obligations and Entitlements related thereto, are irrevocably and finally extinguished, cancelled and eliminated, as applicable;
(k)
in consideration for approximately 4,892,140 New YMI Common Shares and 2,795,509 Warrants issued and delivered to the Existing Shareholders by New YMI for the benefit and on behalf of YMI, YMI has an obligation payable to New YMI in an amount equal to the aggregate of the fair market value of such New YMI Common Shares and Warrants issued to the Existing Shareholders;

(l)	all Entitlements related to the Preferred Shares and the Common Shares, if any, are irrevocably and finally extinguished, cancelled and eliminated;
(m)	the board of directors of New YMI is replaced in accordance with Section 6.2; and
(n)	the New Employee Incentive Plan is adopted.

4.3	Alternative Steps of the Arrangement.

Notwithstanding Section 4.2, YMI and New YMI may, at their sole discretion, determine to implement the steps and transactions set forth in this Section 4.3 in lieu of the steps and transactions set forth in Section 4.2 by providing notice to the Advisors and filing of the Step Confirmation Notice on SEDAR at www.sedar.com prior to the date of the hearing for the Final Order.

In such case, in lieu of the steps and transactions set forth in Section 4.2, on the Effective Date, the following shall be deemed to occur as the steps of the Arrangement, in the following order and sequence, without any further act or formality:

(a)	the articles of YMI are amended to amend the name of YMI to "YPG Financing Inc.";
(b)	the articles of New YMI are amended to (i) fix the minimum number of directors to three and (ii) amend the name of New YMI to "Yellow Media Ltd.";
(c)
YPG, YPG USA, YPG LLC and W2W agree to provide the guarantees (and security, as applicable) under the New Senior Security Agreements and the New Subordinated Guarantees Agreements in consideration for, as described in Step 4.3(j) below, the extinguishment and cancellation of the Obligations of the applicable YMI Companies, as guarantors;

(d)
YMI transfers all of its assets to New YMI (other than the amount of cash necessary to make the cash payments contemplated under Steps 4.3(e), 4.3(h) and 4.3(i)) in consideration for the issuance by New YMI of the New Senior Notes, the New Subordinated Debentures, approximately 27,955,087 New YMI Common Shares and 2,795,509 Warrants to YMI, and the assumption by New YMI of all of YMI's liabilities other than in connection with the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares, the Existing Common Shares, the Interest Payments, the Credit Facility Agent Fees, the MTN Trustee Fees and the Convertible Debenture Trustee Fees and the plans described under Step 4.3(f) below;

(e)
the holders of RSUs under the Restricted Share Unit Plan of YMI surrender their RSUs in consideration for the payment in cash of the volume weighted average price of the underlying Existing Common Shares for the five trading days immediately preceding the day before the Effective Date. YPG, as administrator of the Restricted Share Unit Plan, instructs the trustee to donate the Existing Common Shares it holds in connection with the Restricted Share Unit Plan to YMI for cancellation for no consideration. The outstanding options issued under the Management Stock Options Plan of YMI and the 2010 Stock Option Plan of YMI are cancelled for no consideration;

(f)
the Management Stock Options Plan of YMI, the 2010 Stock Option Plan of YMI, the Restricted Share Unit Plan of YMI and the Deferred Share Unit Plan of YMI and all rights under such plans are terminated, extinguished and cancelled;

(g)
as described in Section 3.1, the Convertible Debentures of each Convertible Debentureholder are exchanged for Common Shares on the basis of 50 Common Shares for each $100 of principal amount of Convertible Debentures exchanged and the Convertible Debentures and the Convertible Debenture Indenture, including the covenants thereof, (except solely, in the case of the Convertible Debenture Indenture, to the extent necessary to effect distributions pursuant to Section 4.7) and all Obligations and Entitlements related to the Convertible Debentures and the Convertible Debenture Indenture, are irrevocably and finally terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise;

(h)	as described in Sections 2.1, 2.3 and 3.1(b), YMI pays the Interest Payments, the Credit Facility Agent Fees, the MTN Trustee Fees and the Convertible Debenture Trustee Fees;
(i)	as described in Section 2.2, the Credit Facility Debt and the MTN Notes are exchanged by YMI in consideration for the pro rata share of the Debtholders' Consideration;
(j)
the Credit Agreement, the Revolving Facility, the Non-Revolving Facility, the MTN Notes and the MTN Indenture, including the covenants thereof, (except solely, in the case of the Credit Agreement and the MTN Indenture, to the extent necessary to effect distributions to the Credit Facility Lenders or beneficial holders of the MTN Notes, respectively, pursuant to Section 4.7) and all Obligations and Entitlements related thereto, are irrevocably and finally terminated, extinguished, cancelled and eliminated, as applicable, the whole without the need of any further payment or otherwise;

(k)
YMI (i) is liquidated and wound-up, (ii) distributes, as described in Section 3.2, approximately 4,892,140 New YMI Common Shares and 2,795,509 Warrants to the Existing Shareholders and (iii) will be dissolved as soon as practicable following completion of the Arrangement by the filing of articles of dissolution;

(l)
the Existing Preferred Shares and the Existing Common Shares and all Obligations and Entitlements related thereto and to the Preferred Shares and the Common Shares, if any, are irrevocably and finally extinguished, cancelled and eliminated, as applicable;

(m)	the board of directors of New YMI is replaced in accordance with Section 6.2; and
(n)	the New Employee Incentive Plan is adopted.

4.4	Other Steps and Formality.

The YMI Companies may, by way of supplement to this Plan of Arrangement and in accordance with Section 6.3, (i) modify the order of certain steps and transactions set out in Section 4.2 or Section 4.3 or (ii) undertake such other steps or transactions necessary or desirable in connection with this Plan of Arrangement in such manner and on such date and time as determined by the YMI Companies.

All steps and transactions to be implemented pursuant to this Plan of Arrangement shall be effective without any requirement of further action, formality, consent or approval by or from any Person, including the shareholders, directors, officers, managers or partners of any of the YMI Companies.

4.5	Fractional Interests.

(a)
No fractional New YMI Common Shares or fractional Warrants shall be issued or otherwise allocated under this Plan of Arrangement. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional New YMI Common Shares or Warrants pursuant to this Plan of Arrangement shall be rounded down to the nearest whole New YMI Common Share or Warrant.

(b)	The New Senior Notes and the New Subordinated Debentures will be issued in book-entry-only form, without coupons, in minimum denominations of $1 and any integral multiple of $1 in excess thereof.

4.6	Calculations.

All amounts of consideration to be received hereunder will be calculated to the nearest cent ($0.01). All calculations and determinations made by YMI or New YMI for the purposes of the Recapitalization, including, without limitation, the allocation of the Debtholders' Consideration and the Shareholders' Consideration, shall be conclusive, final and binding upon the Credit Facility Lenders, the Credit Facility Agent, the MTN Holders, the MTN Trustee, the Convertible Debentureholders, the Convertible Debenture Trustee, the Existing Shareholders and the YMI Companies.

4.7	Delivery and Allocation Procedures.

(a)
The delivery of certificates representing the New Senior Notes, the New Subordinated Debentures, the New YMI Common Shares and the Warrants, as applicable, to which the Credit Facility Lenders (except as contemplated for in Section 4.7(c)), the MTN Holders, the Convertible Debentureholders and the Existing Shareholders as at the Distribution Record Date are entitled under this Plan of Arrangement shall be made to CDS for the benefit of such Persons who are the beneficial holders, by no later than the Business Day following the Effective Date.

(b)
In respect of the MTN Notes, the Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares held by CDS, through its nominee CDS & Co, the delivery, as applicable, of the Interest Payments and the interests in the Debtholders' Consideration and the Shareholders' Consideration will be made through the facilities of CDS to CDS participants, who, in turn, will make the delivery, as applicable, of the Interest Payments and the interests in the Debtholders' Consideration and the Shareholders' Consideration to the beneficial holders entitled thereto pursuant to this Plan of Arrangement as at the Distribution Record Date pursuant to standing instructions and customary practices. The YMI Companies shall have no liability or obligation in respect of all deliveries of interest from CDS, or its nominee, to CDS participants or from CDS participants to beneficial holders.

(c)
The delivery of interests in the Debtholders' Consideration to the Credit Facility Lenders will be made (i) to the Credit Facility Agent in accordance with the provisions of the Credit Agreement or (ii) through the facilities of CDS.

ARTICLE 5
CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

5.1	Conditions Precedent.

The implementation of this Plan of Arrangement shall be conditional upon the fulfillment, satisfaction or waiver, if applicable, by YMI and New YMI of the following conditions precedent:

(a)	the Arrangement Agreement shall have been entered into and become effective;
(b)	the Support Agreement shall not have been terminated by the Initial Consenting Creditors pursuant to, and in accordance with, Section 10(a) of the Support Agreement;
(c)	no applicable Law shall have been passed and become effective, which makes the consummation of this Plan of Arrangement illegal or otherwise prohibited;
(d)
the Final Order shall have been obtained, and the implementation of the Final Order or compliance therewith by any of the YMI Companies shall not have been stayed or enjoined as a result of an appeal or otherwise;

(e)
the New Senior Note Indenture, the New Senior Security Agreements, the New Subordinated Debenture Indenture, the New Subordinated Guarantees Agreements and the Warrant Indenture shall have been entered into;

(f)
all required governmental, regulatory and judicial consents, and any other required third party consents, shall have been obtained, except for such third party consents which if not obtained would not individually or in the aggregate have a material adverse effect on the YMI Companies;

(g)
the New YMI Common Shares, the New Subordinated Debentures, the Warrants and the New YMI Common Shares to be issued upon exercise, conversion or exchange of the Warrants and the New Subordinated Debentures shall have been approved for listing on the TSX or the TSX Venture Exchange, subject to customary post-closing conditions;

(h)	the YMI Companies shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization and this Plan of Arrangement; and
(i)	the Director shall have issued the Certificate.

It being understood that each of the conditions set forth in this Section 5.1, except for the conditions set forth in Sections 5.1(b), 5.1(c), 5.1(d), 5.1(e) and 5.1(i), may be waived in whole or in part by YMI and New YMI, or the other relevant parties to the documents and transactions referred to therein without any notice to the Existing Debtholders and the Existing Shareholders. The failure to satisfy or waive any condition that may not be waived prior to the Effective Date in accordance with the foregoing may be asserted by any Person regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the YMI Companies). The failure of YMI and New YMI to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

ARTICLE 6
MISCELLANEOUS

6.1	YMI Matters.

The Shareholders' Meeting shall be deemed to satisfy the requirements under Sections 133(1) and 155(1) of the CBCA in connection with the holding of YMI's annual meeting of shareholders, and the placing of YMI's annual financial statements (which are available on SEDAR at www.sedar.com), before its shareholders in respect of the financial year ended December 31, 2011.

6.2	New YMI Matters.

New YMI shall hold its first meeting of shareholders within six months following New YMI's accounting year end. Deloitte & Touche LLP shall be the independent auditor of New YMI.

On the Effective Date, each director of New YMI shall resign or be removed and shall be replaced by the individuals, selected in accordance with the Governance Memorandum, to be named in a plan supplement to be posted on YMI's website at www.ypg.com and announced by way of press release concurrently with such posting on or prior to the date of the Meetings, failing which the members of the board of directors of New YMI, selected in accordance with the Governance Memorandum, shall be appointed by the Final Order or such other order of the Court.

6.3	Amendment.

Any amendment, modification, supplement or restatement to this Plan of Arrangement may be:

(a)
proposed by YMI and New YMI, at their discretion, at any time prior to or at the Meetings, with or without any prior notice or communication (other than to the Advisors and as may otherwise be required under the Interim Order), and if so proposed and accepted at such Meetings, shall become part of this Plan of Arrangement for all purposes;

(b)
made after the Meetings but before date of the hearing for the Final Order (i) at the discretion of YMI and New YMI if it concerns a matter which, in the reasonable opinion of YMI and New YMI, is not materially adverse to the financial or economic interests of the Credit Facility Lenders, the MTN Holders, the Convertible Debentureholders and the Existing Shareholders or (ii) with the approval of the Court at the hearing for the Final Order, in all other cases, including as to the steps and transactions to be implemented in connection with this Plan of Arrangement; and

(c)
made following the date of the hearing for the Final Order (i) at the discretion of YMI or New YMI if it concerns a matter which, in the reasonable opinion of YMI or New YMI, is of an administrative nature or is required to better give effect to the implementation of this Plan of Arrangement or (ii) with the approval of the Court, in all other cases.

6.4	Release of Companies Released Parties.

Immediately upon completion of the steps set forth in this Plan of Arrangement, each of the Companies Released Parties shall be released and discharged from any and all demands, claims, liabilities, indebtedness, obligations, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date (collectively, "Claims") of any Person relating to, arising out of, or in connection with, the Credit Agreement, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares, the Preferred Shares, the Existing Common Shares and the Common Shares (including the Obligations relating thereto), the Recapitalization, this Plan of Arrangement and any proceedings commenced with respect to or in connection with this Plan of Arrangement and the Recapitalization; provided that nothing in this paragraph shall release or discharge any of the Companies Released Parties from or in respect of its obligations under this Plan of Arrangement, the Debtholders' Consideration, the Shareholders' Consideration, or under any Order or any of its debt obligations which shall remain outstanding and in effect after the Effective Date.

6.5	Release of Securityholders' Released Parties.

Immediately upon completion of the steps set forth in this Plan of Arrangement, each of the Securityholders' Released Parties shall be released and discharged from any and all Claims of any Person relating to, arising out of, or in connection with the Credit Agreement, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares, the Preferred Shares, the Existing Common Shares, the Common Shares, the Recapitalization, this Plan of Arrangement, and any proceedings commenced with respect to or in connection with this Plan of Arrangement and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Securityholders' Released Parties from or in respect of its obligations under this Plan of Arrangement or under any Order.

6.6	Binding Effect.

On and from the Effective Date, this Plan of Arrangement and the transactions contemplated hereby shall be final and binding upon, and be deemed to have been consented and agreed upon by, (i) the YMI Companies, (ii) the beneficial and legal owners of the Credit Facility Debt, the MTN Notes, the Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares, (iii) the holders of any Entitlements relating to the Credit Agreement, the MTN Notes, the Convertible Debentures, the Existing Preferred Shares, the Preferred Shares, the Existing Common Shares and the Common Shares, (iv) the Credit Facility Agent, the MTN Trustee and the Convertible Debenture Trustee and (v) any other Person affected by or named in this Plan of Arrangement (and their respective heirs, executors, administrators, legal representatives, successors and assigns) without any further act or formality required on the part of any Person and shall constitute (x) full and final and absolute settlement of all rights of the beneficial and legal owners of the Credit Facility Debt, the MTN Notes, the Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares attaching thereto or arising therefrom and (y) an absolute release and discharge of and from all indebtedness, liability and obligation of the YMI Companies in respect of the Credit Facility Agreement, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares and the Existing Common Shares.

On and from the Effective Date, without limiting the foregoing, (i) the beneficial and legal owners of the Credit Facility Debt, the MTN Notes, the Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares, (ii) the holders of any Entitlements relating to the Credit Agreement, the MTN Notes, the Convertible Debentures, the Existing Preferred Shares, the Preferred Shares, the Existing Common Shares and the Common Shares, (iii) the Credit Facility Agent, the MTN Trustee and the Convertible Debenture Trustee and (iv) any other Person affected by or named in this Plan of Arrangement will be deemed (x) to have executed and delivered to the YMI Companies all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan of Arrangement, and (y) to have waived any non-compliance or default by the YMI Companies with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Person and the YMI Companies with respect to the Credit Agreement, the MTN Notes, the MTN Indenture, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Preferred Shares and the Existing Common Shares that has occurred prior to the Effective Date.

6.7	Paramountcy.

From and after the Effective Date, any conflict between this Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Credit Facility Lenders, the MTN Holders, the Convertible Debentureholders, the Existing Shareholders and the YMI Companies as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

6.8	Deeming Provisions.

In this Plan of Arrangement, the deeming provisions are absolute and irrebuttable.

6.9	Different Capacities.

If any Person holds more than one type, series or class of Credit Facility Debt, MTN Notes, Convertible Debentures, Existing Preferred Shares or Existing Common Shares, as the case may be, such Person shall have all of the rights given to a holder of each particular type, series or class of Credit Facility Debt, MTN Notes, Convertible Debentures, Existing Preferred Shares or Existing Common Shares so held. Nothing done by a Person acting in its capacity as a holder of a particular type, series or class of Credit Facility Debt, MTN Notes, Convertible Debentures, Existing Preferred Shares or Existing Common Shares, as the case may be, affects such Person's rights as a holder of another type, series or class of Credit Facility Debt, MTN Notes, Convertible Debentures, Existing Preferred Shares or Existing Common Shares.

6.10	Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by them in order to document or evidence any of the transactions or events set out herein.

6.11	Notices.

Any notices or communication to be made or given hereunder shall be in writing and shall reference this Plan of Arrangement and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by facsimile addressed to the respective parties as follows:

(i)	if to YMI Companies:
Yellow Media Inc. 16 Place du Commerce, Nuns' Island, Verdun, Québec H3E 2A5
	Attention:	Senior Vice President, General Counsel and Secretary
	Telephone: Facsimile:	(514) 934-2888 (514) 934-4076
with a copy to:
Stikeman Elliott LLP 1155 René-Lévesque Blvd West Suite 4000 Montréal, Québec H3B 3V2
	Attention:	Jean Marc Huot
	Telephone: Facsimile:	(514) 397-3276 (514) 397-3435

(ii)	if to a MTN Holder: to the address for such MTN Holder as shown on the records of the MTN Trustee with a copy to: Bennett Jones LLP 3400 One First Canadian Place P.O. Box 130 Toronto, Ontario M5X 1A4
	Attention:	S. Richard Orzy / Kevin J. Zych
	Telephone: Facsimile:	(416) 777-5737 / (416) 777-5738 (416) 863-1716

or to such other address as any party may from time to time notify the others in accordance with this Section 6.11. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada or the United States, all notices and communications during such interruption may only be given or made by personal delivery or by telecopier and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications shall be deemed to have been received, in the case of notice by telecopier or by delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed. The unintentional failure by YMI to give a notice contemplated hereunder to any particular Credit Facility Lender, MTN Holder, Convertible Debentureholder or Existing Shareholders shall not invalidate this Plan of Arrangement or any action taken by any Person pursuant to this Plan of Arrangement.